INVEST IN **NEUROS PLATFORMS**

We bring AI-driven neurofeedback to children with autism spectrum disorder (ASD)


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neurosplatforms.com Bradenton, FL

Highlights

1. Both co-founders grew the largest YouTube channels for crypto and brain computer interfaces (BCI)
2. We've built a working pilot demo in less than two months, all in-house without external funding
3. We already have soft commitments from public schools to participate in the pilot study
4. Total Addressable Market (TAM) of $1.9B and 2.35 million children in the US alone
5. Co-founded by Colin Fausnaught who has 10 years experience in BCI technology (OpenBCI, RIT, etc.)
6. Co-founded by Nicholas Merten who scaled his prior startup to over 20K users & $10M in deposits

Featured Investor



Alex Sirkia
Syndicate Lead

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Invested $5,000

"With 1 in every 31 children being diagnosed with autism, the need for new and innovative services for children with ASD is an immense challenge to solve. NeurOS offers something I feel has the potential to fill that gap. Having known Nicholas over the last few years, I'm confident in him and Colin to take on the challenge of scaling neurofeedback to those who need it most."

Our Team



Nicholas Merten Co-Founder & CEO

Founded DataDash, one of the largest finance YouTube channels with over 500,000 subscribers & Digifox, a fintech startup that scaled to over 20,000 users.



Colin Fausnaught Co-Founder & CTO

Colin has over 10+ years of experience in brain computer interface & AI technology, working for OpenBCI and founding the largest YouTube channel for brain computer interface technology, 'The BCI Guys'.

1.9 Million Children Are Being Underserved



Autism spectrum disorder (ASD) is one of the fastest-growing developmental diagnoses worldwide. According to the CDC, 1 out of every 31 children born today will be diagnosed somewhere on the spectrum, and while some can be empowered by their diagnosis, many also face significant challenges due to ASD. These can include difficulties with attention and focus, developmental delays in verbal communication, and irritability/hypersensitivity.

Unfortunately, the only mainstream treatment offered currently for ASD is Applied Behavioral Analysis (ABA). And while ABA can help neurodivergent individuals build coping mechanisms to manage their symptoms, it doesn't actually help reduce the symptoms themselves, which stem from how the brain is operating. This is where neurofeedback can help.


What is
neurofeedback?

Neurofeedback is a method of visually mirroring the brain's activity that has shown significant promise in pilot studies, demonstrating an over 40% reduction in ASD symptoms as well as an over 76% reduction in hyperconnectivity among participants, which is considered one of the contributing neurological factors behind challenges in verbal communication and emotional regulation in individuals with autism.

However, for all the promise neurofeedback brings, its biggest limitation has been its inability to scale over the last 60 years. Currently, neurofeedback sessions are conducted 1-on-1 with neurofeedback practitioners, over 20 to 40 appointments. Beyond the high cost to complete a full treatment, which can range from $4,000-8,000 and the schedule constraints that come with attending 20-40 in-person sessions, there's a fundamental factor that's blocking neurofeedback from going mainstream: there simply aren't enough practitioners.

This is where NeurOS changes the game.

Introducing NeurOS

NeurOS is a AI-driven neurofeedback platform that provides custom-tailored neurofeedback to children with ASD. We use the recent advancements of the Muse S Athena headband, the leading consumer grade EEG device, and our AI-driven engine to read an individual's brain activity, provide neurofeedback, and adapt the protocol precisely to their needs in the same way a practitioner would. But unlike traditional neurofeedback, it can be done anywhere, at any time and for a fraction of the cost.

MindfulNest | Our 1st Game Tailored To ASD Students


MindfulNest
Our flagship game, designed to support children with ASD
Powered by
NeurOS

Our first flagship title, MindfulNest, is a game built for children with ASD. The core goal of the game is to earn coins and purchase items for your chickens. You do this by playing mini-games, where you receive passive neurofeedback while collecting coins. The games are easy to pick up, low in stimuli, and built in a way to keep ASD students engaged long enough to complete the 30 minute sessions.

How Do We 'Train The Brain'?


MindfulNest Demo
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MindfulNest
Live Demo
Watch on YouTube

In the demo above, we demonstrate how NeurOS works, as well as how neurofeedback typical works in practice. First, students equip the Muse S Athena headband and login to their account with the assistance of a special education teacher (SPED) teacher. From there, each student chooses a mini-game of their

choice. In this demo, we feature "Chicken Run!" where you collect coins while avoiding cows.

In the video, you can see the screen occasionally getting darker around the corners, representing a change in the brain's activity. This is NeurOS' technology in practice. We use the EEG signals collected from the Muse S Athena and our in-house neurofeedback protocol to help visualize changes in the brain's activity that can help the brain to self-correct.

A High Level Overview



User Experience
Chicken Run!
1. Child calibrates their Muse S Athena headband (farmer's hat)
2. Child plays various mini-games to earn coins, while passively receiving their neurofeedback treatment.
3. User spends their earned coins to take care of their chickens, as well as buy upgrades and collectibles.
4. Between sessions, parents provide feedback on their child's symptoms to adapt treatment.

Similar to traditional neurofeedback, we follow standard protocols a trained practitioner would follow during 1-on-1 sessions and utilize feedback from teachers and parents on each student's symptoms in-between sessions to determine if the current treatment path is working or if adjustments need to be made.

During each session, ASD students play engaging mini-games in order to earn coins that they can then use to buy items for their virtual chickens, all while passively receive neurofeedback. As neurofeedback requires up to 40 sessions, we've built the game in a way that it requires each student to fully complete each session and to complete a certain number of sessions in order to unlock rare items or hatch a 2nd or 3rd chicken for your virtual farm. These progression elements, alongside a gaming experience specifically tailored for children with ASD is aimed at significantly increasing initial participation & retention rates versus traditional neurofeedback.

Our Upcoming Study



The Study
Our goal is to work with 20 children diagnosed with ASD through a 40 session program to see if neurofeedback via NeurOS can help.
We'll measure their attention skills, communication skills, and irritability before, throughout, and after the study to determine the effectiveness of NeurOS on their symptoms, ten being in the control and ten receiving neurofeedback.

We plan to work with 20 children with ASD in our initial pilot study, whereby 10 students will be in the control group, and 10 students will be receiving neurofeedback via NeurOS while playing our flagship game, MindfulNest. The study will measure changes in attention and communication skills, as well as irritability (hypersensitivity) from before the treatment, midway through the treatment, post-treatment, and a 4 week follow-up. This will help us to determine if NeurOS could potentially help in reducing some of the common symptoms of ASD.

Neurofeedback At Scale


The Savings
Our goal is to bring the current cost of a full neurofeedback regimen ($4,000-8,000) down to less than $800, a 80-90% cost reduction, all while making neurofeedback more accessible and enjoyable for children.
Traditional Neurofeedback
NeurOS
Cost of 40 neurofeedback sessions *

NeurOS brings neurofeedback to a level of affordability and access that is unparalleled with anything we've seen before. By reducing the typical cost of neurofeedback by around 80-90%, we're confident special education departments, pediatric centers, and other support networks, like autism group homes, will be able to lean into NeurOS as a foundational offering for those diagnosed with ASD.

How NeurOS Makes Money


Revenue Model
We generate revenue through our subscription model, which comes with access to NeurOS and a Muse S Athena device.
While some schools may choose to complete the typical 40 sessions, others will choose to continue it as a part of their students' routine
Our key goal long-term is to focus on B2B sales, primarily through schools & pediatric clinics, not B2C.
Revenue (M$)
$30
$25
$20
$15
$10
$5
$0
2026
2027
2028
2029
2030
2031

Forward-looking projections cannot be guaranteed.

While a 40 session neurofeedback regimen can be completed in under 3½ months, neurofeedback is a treatment that has no upper limit to the amount of times a person can do it. Plus, while neurofeedback is effective and the benefits are usually retained for a sustained period of time in most individuals, in the case of autism, more frequent intervention may be needed over the course of time to help the brain 'reset' to baseline.

This is why we offer annualized subscriptions at $500 per student. As we're predominately focused on partnerships with schools and pediatric centers, our key goal is to build valuable partnerships and keep them, eventually expanding our offering beyond students with ASD.


Long-Term Potential
Neurofeedback is applicable for a wide range of neurological and mental health diagnoses, such as ADHD, anxiety, and depression. Therefore, we aim to dramatically reduce long-term care costs for families and schools.
NETFLIX
Disney+
prime video
MindfulNest
Neurofeedback for children with Autism (MindfulNest)
Neurofeedback for all children with Autism, ADHD, Anxiety, etc.
NeurOS
Neurofeedback for everyone
MindfulNest



20,000
200,000
YouTube
2,000,000

The incredible thing about neurofeedback is that it isn't just valuable for students with ASD; it's valuable for everyone. It's already being used to help people with ADHD, anxiety, depression, PTSD and insomnia. It can even be helpful for students who don't have an official diagnosis, but deal with moderate stress, overthinking, or repetitive thoughts.

The long-term goal is to build an extensive library of content, optimize NeurOS for a wide range of diagnoses, and make neurofeedback a staple in every school across the country to increase both mental well-being and academic performance in students. Because in the majority of cases, there's a strong overlap between the two.

Meet The Founders



NeurOS
Meet The Founders
Colin Fausnaught (Co-founder & CTO)
Colin has over 10 years of experience in BCI, EEG, and AI technology, working on a range of projects in the field of healthcare and media.
Nicholas Merten (Co-founder & CEO)
Nicholas scaled his prior fintech startup to over 20,000 active users & YouTube channel to over 500,000 subscribers.

Having worked together at Nicholas' prior startup, Digifox, Colin and Nicholas have direct experience collaborating together to solve technical challenges and scale big ideas. They bring a necessary balance between technical expertise in brain computer interface (BCI) technology, as well as product development that will be essential to taking NeurOS mainstream.

Where We're Going & How We Can Get There



Funding Round
We're looking to raise $50-108K for 2-4% equity in NeurOS Platforms Inc. at a $2.5M valuation:
Timeline:
Develop MindfulNest by Q4 2025
Run a pilot study in Q1 of 2026
Go live in Q2 2026.
We're confident this raise will get us there.
Wefunder Fee 8%
Pilot Study 22%
Security/Legal 10%
NeurOS
Frontend Development 60%

We want to raise between $50,000-$107,900 in order to fully develop MindfulNest, our flagship title, and run a pilot study with a school district to demonstrate the potential efficacy of NeurOS' technology for children with ASD.

This will not only help us begin building relations that will become revenue generating as early as 2027, but if we raise above our minimum target of $50K, we'll be able to offer more experiences for students within NeurOS and move at an accelerated pace.

Forward-looking statements cannot be guaranteed.

Let's Raise The Standard For ASD Treatment


LET'S DO THIS...TOGETHER!

In order to make any bold vision a reality, it takes a community of individuals who are willing to be a part of the vision from the earliest stages. We have a large uphill battle to face, as any startup does. But with your help, we have a real shot at improving the available treatment options for ASD. Neurofeedback and brain-computer interface (BCI) technology have forever changed our lives in a significant way and we've both seen how it's done the same for others in an even more profound way. Join us in our shared goal of bringing this powerful technology to millions of ASD students across the world.

- Nicholas Merten & Colin Fausnaught